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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             For the month of March

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By:  /s/ Leonard Fertig
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     Leonard Fertig
     Chief Executive Officer


Date:  March 14, 2006

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   FUTUREMEDIA AWARDED CONTRACT TO DEVELOP E-LEARNING PROGRAM FOR OKI PRINTING
                                    SOLUTIONS

    BRIGHTON, England, March 14 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning and managed benefits services provider, today announced an agreement to develop an e-learning training program for the newly established OKI Printing Solutions Business School and its Europe, Middle East and Africa (EMEA) Sales Academy.

    Futuremedia will develop the first in a series of Sales Product Training modules, as an initial component of a wider EMEA Sales Academy program. OKI Printing Solutions is working toward developing a global training program, which will be made available to more than 1,500 EMEA Sales Academy users in order to aid understanding of products, to augment existing sales expertise, and to support new sales executives.

    The agreement to develop these modules, which will be part of an overall training program, builds upon Futuremedia's prior learning solution work for OKI Printing Solutions in developing a tailor-made SAP Business Warehouse Training program.

    Stuart Hedley, Learning and Development Manager at the EMEA Sales Academy, said, "We have made huge strides toward completing our plan to establish a Business School. Working with Futuremedia we are able to support our objective of creating a true center of learning for our staff."

    Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, "I am delighted that we are continuing to work with OKI Printing Solutions in the formation of their sales training program. OKI Printing Solutions is becoming a leading center of business excellence at the cutting edge of e-learning solutions. We are proud to be providing software, consultancy and multiple technologies in the development of this program."

    About Futuremedia:

    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

    About OKI Printing Solutions:

    *   OKI Printing Solutions is the trading name of Oki Data Corporation
    *   Annual turnover for Oki Data Corporation is $1.4bn (FY04)
    * OKI Printing Solutions' sales are divided between 51% Europe, 26% US, 16% Asia and 7% Others
    *   OKI Printing Solutions is represented in 120 countries worldwide
    * Oki Electric, established in 1881, is a Japanese electronics manufacturer with an annual turnover of approximately $6.4bn (FY04)
    * Oki Electric employs approximately 21,091 people throughout the world with 6,099 employees outside Japan

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    More details on Oki Electric can be found at www.oki.com

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefit from the e-learning program, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new agreements and contracts such as the e-learning program (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc.
    -0-                             03/14/2006
    /CONTACT: US - Mike Smargiassi/Corey Kinger, Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; UK - Gerry Buckland, +44-7919-564126, info_db@mac.com /
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

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